

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2010

Mail Stop 3010

By U.S. Mail and facsimile to (212) 593-5769

Mr. Robert L. Levy, Chief Financial Officer
Centerline Holding Company
625 Madison Avenue
New York, NY   10022

RE: Centerline Holding Company
File No. 001-13237
Forms 10-K and 10-K/A1 for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and
September 30, 2009

Dear Mr. Levy:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Linda van Doorn
                Senior Assistant Chief Accountant